Mail Stop 4561

September 17, 2008

Mr. Lawrence D. Bain
Chief Executive Officer
Prolink Holdings Corp.
410 S. Benson Lane
Chandler, Arizona 85224

Re: Prolink Holdings Corp.
       Form 10-KSB for the Fiscal Year Ended December 31, 2007
       Filed April 15, 2008
       File No. 0-25007

Dear Mr. Bain:

       We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief